December 1, 2020

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ideal Power Inc.

Registration Statement on Form S-3

Filed November 20, 2020

File No. 333-250844

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ideal Power Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Wednesday, December 2, 2020, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

IDEAL POWER INC.

By:	/s/ Timothy Burns
Timothy Burns
Chief Financial Officer

cc: Ned Prusse (Perkins Coie LLP)